EXHIBIT INDEX

BANCO ITAÚ HOLDING FINANCEIRA S.A.
CNPJ. 60.872.504/0001-23	A Publicly Listed Company	NIRE. 35300010230

MEETING OF THE BOARD OF DIRECTORS
OF MAY 8 2006

     The Board of Directors of BANCO ITAÚ HOLDING FINANCEIRA S.A. on May 8 2006, at 12:30 p.m., met at the company’s head office, with the legal quorum present and under the chairmanship of Dr. Olavo Egydio Setubal, considering the decisions of the Ordinary and Extraordinary General Meeting of April 26 2006, unanimously approved the changes in the Corporate Policy on Disclosure of Material Information and the Corporate Policy and Procedure on Insider Trading of Banco Itaú Holding Financeira S.A., instituted pursuant to Instructions 358 and 369 of the Brazilian Securities and Exchange Commission, as follows:

a)	to register the unification of the Disclosure Committee and the Insider Trading Committee, to be denominated Disclosure and Insider Trading Committee;

b)	change letter “a” of the items 1.2 and 1.3 of the said policies, respectively, substituting the expression “to advise the Investor Relations Officer” for “to counsel the Investor Relations Officer”;

c)	consequently, to consolidated the Corporate Policy on Disclosure of Material Information and the Corporate Policy and Procedure on Insider Trading of Banco Itaú Holding Financeira S.A. pursuant to the Annexes I and II of these minutes.

     Subsequently, the Directors unanimously decided to approve the Audit Committee’s proposal for changing items 12 (caption sentence and letters “i” to “n”) and 18 of the Audit Committee Charter, which become effective with the consolidated text in Annex III of these minutes, all other provisions remaining unchanged.

     With no further items on the agenda, the Chairman requested the transcription of these minutes, which having been read and approved were signed by all, the meeting being declared closed. São Paulo-SP, May 8 2006. (signed) Olavo Egydio Setubal - Chairman; José Carlos Moraes Abreu, Alfredo Egydio Arruda Villela Filho and Roberto Egydio Setubal – Vice Chairmen; Alcides Lopes Tápias, Carlos da Camara Pestana, Fernão Carlos Botelho Bracher, Henri Penchas, Maria de Lourdes Egydio Villela, Persio Arida, Roberto Teixeira da Costa, Sergio Silva de Freitas and Tereza Cristina Grossi Togni – Directors.

ALFREDO EGYDIO SETUBAL
Investor Relations Officer

ANNEX I

CORPORATE POLICY ON DISCLOSURE
OF MATERIAL INFORMATION
BANCO ITAÚ HOLDING FINANCEIRA S.A.

TABLE OF CONTENTS
1. GENERAL PRINCIPLES
1.1. Scope	3
1.2. Disclosure and Insider Trading Committee	3
2. DEFINITION OF MATERIAL ACT OR FACT
2.1. Material act or fact	4
2.2. Examples of material acts or facts	4
3. DUTIES AND RESPONSIBILITIES IN THE DISCLOSURE OF A MATERIAL ACT OR FACT
3.1. Duties and responsibilities of the Investor Relations Officer	6
3.2. Related persons	7
3.3. Duties and responsibilities of related persons	7
3.4. Duty of confidentiality (sub-item 5.2)	7
3.5. Performance forecasts	8
3.5.1. Market expectations	8
4. PROCEEDING FOR PREPARATION AND DISCLOSURE OF A MATERIAL ACT OR FACT
A) Preparation proceeding
4.1. Participating bodies	8
4.2. Standard for disclosure document	8
B) Disclosure proceeding
4.3. Addressees of disclosure and responsible bodies	8
4.4. Simultaneous disclosure	9
4.5. Moment of disclosure	9
4.6. Suspension of trading	9
4.7. Case for non-disclosure of a material act or fact	9
4.7.1. Immediate disclosure	10
4.8. Rumors	10
4.9. Media and form of disclosure	10
4.10. Person authorized to comment on the content of a material act or fact	11
5. MECHANISMS FOR CONTROLLING THE CONFIDENTIALITY OF INFORMATION ON A
MATERIAL ACT OR FACT
5.1. Purpose	11
5.2. Duty of confidentiality	11
5.3. Subjective controlling mechanisms	11
5.4. Objective controlling mechanisms	12
6. VIOLATION OF THE POLICY
6.1. Sanctions	12
6.2. Reporting the violation	13

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1. GENERAL PRINCIPLES

Scope

1.1.
The POLICY provides for the guidelines and principles to be complied with in the disclosure of material acts or facts and in the maintenance of confidentiality of such non- disclosed information, in accordance with CVM Instruction no. 358, dated January 3, 2002, with the scope of disclosing to the competent bodies and the market complete and timely information on the material acts and facts relating to the company, as defined in sub-item 2.1, thus reinforcing the equity and transparency of such disclosure to all interested parties, without privileging some to the detriment of others.

Disclosure and Insider Trading Committee

1.2.	The Disclosure and Insider Trading Committee is hereby created and has the following purposes, in connection with the POLICY:

	a)	to counsel the Investor Relations Officer;

	b)	to permanently evaluate the applicability of the POLICY and to suggest any pertinent amendments thereto;

	c)	to decide on any questions regarding the interpretation thereof;

	d)	to order all actions necessary for the disclosure and dissemination thereof, including among the employees of the company;

e)
to previously evaluate the content of any announcements to the press (press releases), meetings with investors and analysts (road shows), teleconferences and public presentations containing material information on the company;

	f)	to regulate the compliances;

	g)	to evaluate and decide on violation cases;

	h)	to analyze official queries posed by regulatory and self-regulated bodies, and to prepare the respective answers;

	i)	to propose solutions for unforeseen and exceptional cases.

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1.2.1.
In addition to the Investor Relations Officer, the Disclosure and Insider Trading Committee will be composed by 2 (two) to 10 (ten) persons selected annually by the Board of Directors from the members of the Board itself and the executive officers of Banco Itaú S.A. and Banco Itaú BBA

S.A., and the Committee shall have meetings whenever summoned by the Investor Relations Officer.

2. DEFINITION OF MATERIAL ACT OR FACT

Material act or fact

2.1.
Any decision of a controlling shareholder, or resolution of a general shareholders’ meeting or of any management bodies of the company, or any other act or fact of a political-administrative, technical, negotiating or economical-financial nature, taking place or relating to the company’s business, which may reasonably interfere with:

	2.1.1.	the price of securities issued by the company or related thereto;

	2.1.2.	the decision of investors to buy, sell or maintain such securities;

	2.1.3.	the decision of investors to exercise any shareholders’ rights issued by the company or related thereto;shall be deemed relevant.

Examples of material acts or facts

2.2.	The following are examples of material acts or facts, to the extent that they can result in any of the effects above, among others:

	2.2.1.	the signature of an agreement or contract providing for the transfer of the shareholding control of the company, even if the efficacy of such instrument is conditional;

	2.2.2.	the change in control of the company, including through the execution of, amendment to, or termination of, a shareholders’ agreement;

	2.2.3.	the execution of, amendment to, or termination of, a shareholders’ agreement to which the company is a

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party or intervenes, or which has been registered in the appropriate company’s book;

2.2.4.	the entry or withdrawal of a shareholder who has entered into an operational, financial, technological or administrative agreement or arrangement with the company;

2.2.5.	the authorization for trading in securities issued by the company in any market, national or foreign;

2.2.6.	the decision to cancel the registration of the company;

2.2.7.	a merger or split-off involving the company or affiliated companies;

2.2.8.	a change in the company’s net worth composition;

2.2.9.	the purchase or sale of a relevant investment;

2.2.10.	the transformation or winding-up of the company;

2.2.11.	the change of the accounting principles adopted by the company;

2.2.12.	debt renegotiation;

2.2.13.	the approval of a stock option plan;

2.2.14.	a change in the rights and advantages of securities issued by the company;

2.2.15.	the split-up or consolidation of shares or the concession of share bonuses;

2.2.16.	the acquisition of shares of the company for maintenance in treasury or cancellation, and the sale of shares then acquired;

2.2.17.	profits or losses of the company and the attribution of earnings, in cash;

2.2.18.	the execution or termination of a contract, or the failure to execute it, when the expectation of execution thereof is of public knowledge;

2.2.19.	the approval of, change in, or cancellation of, a project, or the delay in implementing it;

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2.2.20.	the initiation, re-initiation or suspension of the manufacture or commercialization of a product or service;

2.2.21.	the discovery, change or development of technology or resources owned by the company;

2.2.22.	changes in the forecasts previously disclosed by the company;

2.2.23.	a request of composition with creditors (concordata), a bankruptcy request or confession or the filing of an action which may affect the economical-financial situation of the company.

3. DUTIES AND RESPONSIBILITIES IN THE DISCLOSURE OF A MATERIAL ACT OR FACT

Duties and responsibilities of the Investor Relations Officer

3.1.	The Investor Relations Officer has the following duties:

3.1.1.	to disclose and communicate to the market and competent authorities (sub-item 4.3., “a”) any material act or fact taking place or related to the company’s business;

3.1.2.	to ensure the broad and immediate dissemination of the material act or fact;

3.1.3.	to disclose a material act or fact simultaneously in all markets where the securities issued by the company are traded;

3.1.4.	to provide to the competent authorities, whenever requested by them, any additional explanation in connection with the material act or fact;

3.1.5.
to interview persons having access to material acts or facts, in the event described in the preceding sub- item or if there is any atypical fluctuation in the price or quantity of shares traded issued by the company or related thereto, with the purpose of ascertaining whether such persons have knowledge of any information that must be disclosed in the market.

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Related persons

3.2.	The following persons shall be deemed related to the company:

a)
(i) their direct or indirect controlling shareholders, officers, members of the Board of Directors, Fiscal Council and any bodies with technical or consulting duties created under its by-laws; (ii) the same persons in a controlling, controlled – these to be under the effective management of the company -, or affiliated company having privileged access to any relevant information;

b)
the employees of the company, or of its controlling, controlled - these to be under the effective management of the company -, or affiliated company(ies), who, because of their rank, function or position, have privileged access to any relevant information;

	c)	any other person that, because of any circumstance, may have knowledge of relevant information, such as consultants, independent auditors, rating companies’ analysts and assistants.

Duties and responsibilities of related persons

3.3.	The persons referred to in letter “a)(i)” in sub-item 3.2., and only them, shall:

	3.3.1.	communicate to the Investor Relations Officer, or, in his or her absence, to the CEO of the Company, any material act or fact which may come to their knowledge;

3.3.2.
communicate to the CVM, once having heard the Disclosure and Insider Trading Committee, any material act or fact of which they have personal knowledge in case the Investor Relations Officer fails to comply with his or her duty to disclose.

Duty of confidentiality (sub-item 5.2. )

3.4.	The related persons shall keep confidential any information relating to a material act or fact, until its disclosure in the market, in accordance with sub-item 5.2.

	3.4.1.	The related person that communicates, by mistake, a material act or fact to a non-related person, before its disclosure in the market, shall immediately inform the Investor Relations Officer of the

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erroneous communication, so that he or she may take any adequate measures.

Performance forecasts

3.5.	The company shall not disclose performance forecasts.

Market expectations

3.5.1.	The company may disclose, on the website http://www.itauir.com.br, market expectations for its results.

3.5.2.	The Area of Economic Control may previously verify the content of analysts’ reports, so as to avoid the disclosure of data or information already under public domain or of incorrect or imprecise data.

4. PROCEEDING FOR PREPARATION AND DISCLOSURE OF A MATERIAL ACT OR FACT

A) Preparation proceeding

Participating bodies

4.1.
The document of disclosure of a material act or fact shall be prepared by the Disclosure and Insider Trading Committee, which may request the participation of the Offices involved in the transaction or deal with which the material act or fact has been originated.

Standard for disclosure document

4.2.	The document for disclosure of a material act or fact shall be clear and precise and utilize a language accessible to the investor public.

B) Disclosure proceeding

Addressees of disclosure and responsible bodies

4.3.	The department in charge of corporate matters shall disclose, under the supervision of the Investment Relations Officer, a material act or fact, with priority and simultaneously:

	a)	to the CVM, through its site, to the SEC (U.S. Securities and Exchange Commission) and to the NYSE (New York Stock Exchange), through form 6-K, to BOVESPA and, as the case may be, to the other stock exchanges and the over-the-counter market entities;

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b)	to the market in general, as explained in sub-item 4.9.

4.3.1. Subsequently to such disclosure, the person designated by the Investor Relations Officer may disclose the material act or fact to the market through e-mail and make the information available on the Investor Relations website, on which occasion the Public Relations Office will also be authorized to disclose it. The Public Relations Office is the body in charge of making contact with the media in general and speaking with journalists.

Simultaneous disclosure

4.4.
The material act or fact disclosed by any communication media or in meetings with class entities, investors, analysts or with any selected audience, in Brazil or abroad, shall be simultaneously disclosed to the market(s) in which the securities issued by the company are admitted for trade (sub-item 3.1.3.).

Moment of disclosure

4.5.
The disclosure of a material act or fact shall take place, whenever possible, after the closing of trading or before the opening of the next trading day, in the stock exchanges or over-the-counter market entities where the securities issued by the company are admitted for trade.

4.5.1.
If the securities issued by the company are simultaneously admitted for trade in the markets of different countries, where the trade opening and closing hours are not compatible, the trading hours of the Brazilian market shall prevail for purposes of sub-item 4.5.

Suspension of trading

4.6.
In case it is imperative that the disclosure of a material act or fact takes place in trading hours, the Investor Relations Officer may simultaneously request from the national and foreign stock exchanges and over-the-counter market entities the suspension of trade of securities issued by the company, or related thereto, for as long as it takes to properly disclose the material information.

Case for non-disclosure of a material act or fact

4.7.
The material acts or facts may exceptionally not be disclosed if the controlling shareholders or the directors conclude that the disclosure thereof shall put in risk a legitimate interest of the company.

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Immediate disclosure

4.7.1.
The Investor Relations Officer shall immediately disclose the material act or fact referred to in sub- item 4.7. if the material information escapes from control, if there is an atypical fluctuation in the price or quantity of traded securities issued by the company or related thereto, or if the CVM, or the SEC order the disclosure.

	4.7.1.1.	When applicable, the Investor Relations Officer shall provide any necessary explanations to the stock exchanges.

Rumors

4.8.	The company shall not comment on any existing rumors in the market about the company, except if they materially influence the prices of its securities.

Media and form of disclosure

4.9.	The legally required disclosure to the market shall be effected through publication in newspapers of widespread circulation, regularly utilized by the company, and in the State Official Gazette.

	4.9.1.	Additionally, the company may disclose the material act or fact through the following media:

		a)	the worldwide web (Internet), on the website http://www.itauir.com.br;

		b)	e-mail;

		c)	teleconference;

		d)	public meeting with class entities, investors, analysts, or with the interested public, in Brazil or abroad;

		e)	announcements to the press (press releases);

		f)	radio-diffusion media utilized by the market.

4.9.2.
The disclosure through newspaper publication (sub- item 4.9.) may be effected in a reduced form, provided that it informs the addresses in the worldwide web – Internet where the complete information shall be available to the interested public, with a minimum content corresponding to that provided to the entities referred to in letter “a” of sub-item 4.3.

	4.9.3.	The material act or fact shall be internally disclosed for general knowledge.

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Person authorized to comment on the content of a material act or fact

4.10.
Only the Investor Relations Officer, or the persons appointed thereby, or, in the absence of the latter, the persons appointed by the company’s CEO, is authorized to comment, explain or provide more detail on, the content of a material act or fact.

5. MECHANISMS FOR CONTROLLING THE CONFIDENTIALITY OF INFORMATION RELATING TO A MATERIAL ACT OR FACT

Purpose

5.1.
The mechanisms for controlling the confidentiality of information relating to a material act or fact (Material Information) provides efficacy to the maintenance of confidentiality of such information until their disclosure to the competent authorities and the market.

Duty of confidentiality

5.2.		The related persons (sub-item 3.2.) shall keep confidential any Material Information until the disclosure thereof, as well as to maintain such confidentiality.

5.2.1.
The related person that is no longer bound to the company, or which no longer participates in the transaction or project to which the Material Information refers to, shall be bound to his or her duty of confidentiality until such information is disclosed to the competent authorities (sub- item 4.3., “a”), and to the market.

Subjective controlling mechanisms

5.3.
The persons related to the company (sub-item 3.2.) shall comply with the POLICY upon the signature of the appropriate declaration (annex 1), when they are hired, appointed, promoted or transferred, or become aware of any relevant information, upon which moment they will state their knowledge of the terms of the POLICY and their commitment to comply therewith.

	5.3.1.	The Disclosure and Insider Trading Committee shall indicate, for each Office of the company, the positions subject to the compliance.

	5.3.2.	The Office responsible for a transaction or agreement which may give rise to a material fact or act shall indicate additional employees and third parties which must comply with to the POLICY.

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5.3.3.	The compliances must take place after the internal disclosure of this POLICY.

5.3.4.	The department in charge of corporate matters shall ensure the compliances of persons occupying positions subject to appointment in accordance with the by-laws and of the controlling shareholders.

5.3.4.1.
The compliance by any other persons shall be the responsibility of the Compliance Officer of the respective department in which the employees work or of the department responsible for hiring third parties.

5.3.5.	Compliances effected in accordance with sub-item

5.3.4.1.
shall be immediately informed to the department in charge of corporate matters, which shall keep a central and updated list of all persons who have complied with the POLICY, and which shall be responsible for making this list available to the competent authorities, whenever requested by the latter.

Objective controlling mechanisms

5.4.
The persons related to the company (sub-item 3.2.) shall act in a diligent manner in order to preserve the confidentiality of any Material Information, complying with the regulations enacted by the company on the subject.

6. VIOLATION OF THE POLICY

Sanctions

6.1.
The violation of this POLICY shall subject the violator to disciplinary sanctions, as provided in the internal rules of the company and under this item, without prejudice to any applicable administrative, civil and criminal measures.

	6.1.1.	The Disclosure and Insider Trading Committee shall, with the assistance of the Itaú Holding Audit Management, ascertain any violations of the POLICY, it being provided that:

a)
the related persons referred to in letter “a” of sub-item 3.2. shall be subject to the sanctions approved by the board of directors, upon investigation and diligence by the Disclosure and Insider Trading Committee;

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	b)	the related persons referred to in letter “b” of sub-item 3.2. shall be subject to sanctions of warning, suspension or dismissal for just cause in accordance with the gravity of the infraction;

c)
the violation caused by any of the related persons referred to in letter “c” of sub-item 3.2. shall be deemed a contractual default, and the company shall be accordingly entitled to terminate the respective contract and demand the payment of any penalty set forth therein, notwithstanding any losses and damages.

6.1.2	The Disclosure and Insider Trading Committee shall inform any violations to the board of directors.

6.1.3.	When the violation is deemed serious, the Disclosure and Insider Trading Committee, without prejudice of its prerogatives, shall address the case to the Ethics Committee.

Reporting the violation

6.2.	Any person who complies with the POLICY and has knowledge of his or her violation must immediately communicate the fact to the Disclosure and Insider Trading Committee.

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CORPORATE POLICY ON DISCLOSURE	ANNEX 1
OF MATERIAL INFORMATION
BANCO ITAÚ HOLDING FINANCEIRA S.A.

CONTROLLING SHAREHOLDER AND MANAGEMENT

COMPLIANCE DECLARATION

.......................[name, nationality, marital status, profession, no. of enrollment with tax authority, ID, business address and telephone] ...................... , below signed, in his/her quality of ...................... of Banco Itaú Holding Financeira S.A., hereby complies with the CORPORATE POLICY ON DISCLOSURE OF MATERIAL INFORMATION – BANCO ITAÚ HOLDING FINANCEIRA S.A., of which he/she is receiving a copy concomitantly with the signature hereof; states that he/she knows the terms thereof and undertakes to fully comply therewith. He/she also states that he/she is aware that the Board of Directors of the Company shall decide upon potential sanctions arising out of violation of such Policy on Disclosure.

São Paulo......................, , 200.....

_____________________________

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CORPORATE POLICY ON DISCLOSURE	ANNEX 1
OF MATERIAL INFORMATION
BANCO ITAÚ HOLDING FINANCEIRA S.A.

EMPLOYEE COMPLIANCE DECLARATION

.......................[name, nationality, marital status, profession, no. of enrollment with tax authority, ID, business address and telephone]...................... , below signed, in his/her quality of...................... of Banco Itaú Holding Financeira S.A., hereby complies with the CORPORATE POLICY ON DISCLOSURE OF MATERIAL INFORMATION – BANCO ITAÚ HOLDING FINANCEIRA S.A., of which he/she is receiving a copy concomitantly with the signature hereof; states that he/she knows the terms thereof and undertakes to fully comply therewith..

São Paulo......................, , 200.....

_____________________________

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CORPORATE POLICY ON DISCLOSURE	ANNEX 1
OF MATERIAL INFORMATION
BANCO ITAÚ HOLDING FINANCEIRA S.A.

THIRD PARTY COMPLIANCE DECLARATION

.......................[name, nationality, marital status, profession, no. of enrollment with tax authority, ID, business address and telephone]...................... , below signed, in his/her quality of...................... of Banco Itaú Holding Financeira S.A., hereby complies with the CORPORATE POLICY ON DISCLOSURE OF MATERIAL INFORMATION – BANCO ITAÚ HOLDING FINANCEIRA S.A., of which he/she is receiving a copy concomitantly with the signature hereof; states hat he/she knows the terms thereof and undertakes to fully comply therewith. He/she also states that he/she is aware that any violation of such Policy on Disclosure shall be deemed a contractual default, and that the company shall be accordingly entitled, without any burden, to terminate the agreement that has caused this compliance and demand the payment of the penalty set forth therein, notwithstanding any losses and damages.

São Paulo......................, , 200.....

_____________________________

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ANNEX II

     CORPORATE POLICY AND
PROCEDURE ON INSIDER TRADING
BANCO ITAÚ HOLDING FINANCEIRA S.A.

TABLE OF CONTENTS
1. GENERAL PRINCIPLES
1.1 Scope	3
1.2 Management of the policy	3
1.3 Disclosure and Insider Trading Committee	3
1.4 Approval or change of the policy	3
2. PERSONS RESTRICTED FROM TRADING
2.1 Index of persons restricted from trading	4
3. RESTRICTIONS ON TRADING
3.1 Restrictions on trading before and after the disclosure of material non-public information	5
3.2 Blackout periods	5
3.3 Other restricted periods	5
3.4 Restrictions on trading before and after the disclosure of financial statements	6
3.5 Restrictions on the acquisition of securities for treasury	6
3.6 Authorized trading	6
4. RIGHTS AND DUTIES OF PERSONS RESTRICTED FROM TRADING
4.1 Pre-approved trading plans	7
4.2 Duties of persons restricted from trading	7
5. DISCLOSURE OF INFORMATION RELATING TO THE TRADING ACTIVITIES FROM
MEMBERS OF THE BOARD OF DIRECTORS
5.1 Purpose	8
6. DISCLOSURE OF INFORMATION RELATING TO THE ACQUISITION AND DIVESTITURE OF
INTERESTS AND TRADING ACTIVITIES FROM CONTROLLING ENTITIES AND
SHAREHOLDERS
6.1 Purpose	8
7. COMPLIANCE WITH THE POLICY
7.1 Form of compliance and designated compliance department	9
8. VIOLATION OF THE POLICY
8.1 Sanctions	10
8.2 Reporting the violation	10

1. General Principles

Scope

1.1.
The POLICY establishes the regulations and procedures to be acknowledged by Banco Itaú Holding Financeira S.A. (the “Company”) and persons related to the Company, in order to enable them to trade securities issued by the Company and to disclose the information under sections 5 and 6 below, in accordance with CVM’s Instruction no. 358 from January 3, 2002, in order to conduct trading activities in a transparent way, without giving any privileges to certain persons to the detriment of others.

Management of the policy

1.2.	The Investor Relations Officer performs the management of the POLICY.

Disclosure and Insider Trading Committee

1.3.	The Disclosure and Insider Trading Committee duties consist of:

	a)	counseling the Investor Relations Officer;

	b)	updating the POLICY’s frequently and propose useful changes;

	c)	deliberating about any unclear interpretation of the POLICY;

	d)	determining the necessary steps for the disclosure and dissemination of the POLICY;

	e)	controlling the means of compliance with the POLICY;

	f)	inquiring and determining violations to the POLICY;

	g)	analyzing questions from public authorities and preparing responses;

	h)	proposing the solution to any omissions or exceptions to the POLICY.

1.3.1.
In addition to the Investor Relations Officer, the Disclosure and Insider Trading Committee will be composed by 2 (two) to 10 (ten) persons selected annually by the Board of Directors from the members of the Board itself and the executive officers of Banco Itaú S.A. and Banco Itaú BBA S.A. and the Committee shall have meetings whenever summoned by the Investor Relations Officer.

Approval or change of the policy

1.4.	The POLICY may not be approved or changed during periods where there is material non-public information available.

2. Persons Restricted from Trading

Index of persons restricted from trading

2.1.	The persons listed below are restricted from trading from the moment they acknowledge possession of material non-public information:

a)
direct or indirect controlling shareholders, Executive Officers, members of the Board of Directors, members of the audit committee or any other committee or department having consulting or technical functions, created by law or any person that because of the job, function or position occupied has access to the material information;

b)
executive officers or members of the Board of Directors that leave the Company before the disclosure of material non-public information that occurred during the term of their office, for a six- month period from the time they leave or until the disclosure of the information, whatever occurs first;

c)
any person or entity that maintains a commercial, professional or a      fiduciary duty relationship with the Company, such as independent accountants, securities analysts, consultants and entities that take part in the dissemination of information; and

	d)	spouses or domestic partners, descendents or any other dependent included in the tax return of any person named in item “a” and “b” of this section.

2.1.1. Persons restricted from trading also include:

a) fund managers and investment funds, partnerships or other types of institution, where the persons restricted from trading are the only “quota-holder” or shareholder or they are capable of influencing the negotiations;

b) any corporation or legal entity that is directly or indirectly controlled by the persons restricted from trading;

c) any persons that had access or that obtained material non- public information from any of the persons restricted from trading.

2.1.1.1. The individuals that are considered persons restricted from trading under item 2.1.1 “a” and “b” should inform the department in charge of corporate matters of their interests in such entities.

3. Restrictions on Trading

Restrictions on trading before and after the disclosure of material non-public information

3.1.
The Company and the persons restricted from trading (section 2.1) may not trade in the Company’s securities, or any other financial instrument linked to the Company’s securities, from the date they acknowledge possession of material non-public information until the day of the disclosure of material information to the public.

3.1.1.
The Investor Relations Officer may extend the black-out period mentioned in section 3.1., beyond the day of the disclosure of the material information whenever, at his/her discretion, trading may damage the Company or the Company’s shareholders.

Blackout periods

3.2.
The Investor Relations Officer may, independently from the existence of material non-public information, set blackout periods where persons restricted from trading may not trade on the securities of the Company or any other financial instrument linked to the Company’s securities. The persons restricted from trading must maintain confidentiality relating to the disclosure of such periods.

	3.2.1.	The Investor Relations Officer may include in the blackout period, any trading relating to pre-approved trading plans.

Other restricted periods

3.3.	The following actions are also restricted:

	3.3.1.	direct or indirect controlling shareholders, Executive Officers, members of the Board of Directors, members of any committee created by law shall not:

a)
buy the Company’s securities or any other financial instrument linked to the Company’s securities, on the same day that the Company, its controlled companies or companies part of the same group sell securities in treasury or there has been the issuance of a stock option plan or there has been an order to execute such transaction;

		b)	sell the same securities during the day the Company, its controlled companies or companies part of the same group buy securities for treasury or there has been an order to execute such transaction;

		c)	trade, before the expiration of 180 (one hundred and eighty) days from the purchase or sale of the security in the stock market or the over-the-counter market;

c.1) upon the request of an interested person, and after the opinion of the Disclosure and Insider Trading Committee, the Investor Relations Officer may reduce the term in item “c” above, notwithstanding the provisions of sections 3.4.1. and 3.4.2.

3.3.2.	to the persons restricted from trading, whenever there is the intention to incorporate, totally or partially divest, merge, transform or reorganize the Company.

Restrictions on trading before and after the disclosure of financial statements

3.4.	The restrictions from trading also apply:

3.4.1.
For a period of 15 (fifteen) days before disclosure of the Company’s quarterly results under the Brazilian corporate law method (ITR) and annual results under the Brazilian corporate law method (DFP and IAN) until the day of the disclosure, or the day of the announcement to the shareholders as set forth in Annex A.

3.4.2.
during the period between the time that a decision is taken by the administration of the Company to increase the capital, distribute dividends, bonus in shares or its derivatives or approve a split-up and the release of the announcement to the public.

Restrictions on the acquisitions of securities for treasury

3.5.	The Company may not acquire securities for treasury during the periods set forth in section 3.1. and 3.4.

3.5.1.
The Board of Directors may not deliberate on the purchase or sale of the Company’s stock, in case any agreement relating to the change of the Company’s control has been entered into, or if there has been an order to do so, as well as if there is an intention to incorporate, totally or partially divest, merge, transform or reorganize the Company, while the transaction is still not public.

Authorized trading

3.6.	The restrictions on trading do not apply:

	3.6.1.	to the purchase of treasury shares, through private transactions, due to the exercise of a stock option issued in accordance with a stock option plan approved by a shareholders’ meeting;

	3.6.2.	to the exercise of a preferred right of subscription, relating to securities previously purchased;

	3.6.3.	to private transactions among people restricted from trading (section 2.1), which are not effected in the stock market or over-the-counter market.

4. Rights and Duties of Persons Restricted from Trading

Pre-approved trading plans

4.1.
The persons restricted from trading may indicate that they are part of a      pre-approved trading plan, notwithstanding the restrictions of section 3.4.1, and as the case may be, the restrictions of section 3.2.1. These persons will strictly follow their pre-approved plans.

4.1.1. The pre-approved plan will be valid for at least 6 (six) months, it will be filed with the company 15 (fifteen) days before the first trade and will be sent immediately to the Investor Relations Officer.

4.1.1.1. In the pre-approved plan, the interested party will indicate approximately, how much funding will be invested, or the amount of the Company’s securities or any other financial instrument linked to the Company’s securities to be traded and will communicate the department in charge of corporate matters all the trading performed for a period of 5 (five) days after such trade.

4.1.1.2. The department in charge of corporate matters will maintain a specific and individualized control of all pre-approved plans and will advise the Investor Relations Officer, based on the information set forth in section 4.1.1.1., of all cases of non-compliance with the pre-approved plans.

4.1.1.3. The pre-approved plans may not be filed or changed while there is material non-public information available which is in the possession of an interested party.

4.1.1.4. The Investor Relations Officer may deny to file the proposal for a pre-approved trading plan that contradicts the POLICY or the present legislation.

4.1.2. The department in charge of corporate matters will communicate the pre-approved trading plans to BOVESPA and, if it is the case, to the CVM, SEC, NYSE or other stock exchange or over-the-counter market where the Company’s securities trade.

Duties of persons restricted from trading

4.2.	In addition to complying with the restrictions from trading, the persons restricted from trading (section 2.1) shall:

4.2.1.
maintain confidentiality relating to material non-public information, do not use such information to obtain advantage for himself or herself or for others, in the securities market and also to make sure that his or her employees and third parties with a fiduciary relationship maintain the same confidentiality about material non-public information and do not use such information to obtain advantages;

	4.2.2.	use Itaú Corretora de Valores S.A., exclusively, to execute trades on the securities covered by this POLICY.

5. Disclosure of Information relating to Trading Activities from Members of the Board of Directors

Purpose

5.1.
Executive Officers, members of the Board of Directors, audit committee or any other committee or department having consulting or technical functions, created by law, will communicate the department in charge of corporate matters, which in turn, will communicate to the CVM, BOVESPA and, as the case may be, to the SEC and NYSE or any other stock exchange market or over-the- counter market where the Company’s securities are traded, the amount, the features and the form which the Company’s securities or the securities of the Company’s controlled companies or companies part of the same group were acquired, as well as any change in their holding positions.

5.1.1.
The communication will be performed in accordance with a holdings declaration, as set forth in Annex B, and should be performed as soon as the persons mentioned in section 5.1. take office, or until 10 (ten) days after the end of the month in which a change in holdings have occurred, indicating the balance of the positions.

5.1.2.
All trading performed by the persons restricted from trading in section 5.1 shall be notified the department in charge of corporate matters, by the fifth day after the end of the month in which they occurred.

6. Disclosure of Information relating to the Acquisition and Divestiture of Interests and Trading Activities from Controlling entities and Shareholders

Purpose

6.1.
Any individual or legal entity, or group of individuals or legal entities, acting together, or representing the same interests, who reach directly or indirectly an interest of 5% or more of a class of securities which represents the share capital of the Company, will send to the CVM, BOVESPA and, as the case may be, the SEC and the NYSE or any other stock exchange market or over-the-counter market where the Company’s securities are traded, a declaration containing the information set forth in annex C of this POLICY.

6.1.1.
The same duties on disclosure of interests applies to an individual or a legal entity or a group of individuals or legal entities representing the same interest and holding an interest in the Company, above the interest set forth in section 6.1., every time that such interest increases by 5% of a class of securities which represent the share capital of the Company.

	6.1.2.	The duties set forth in sections 6.1. and 6.1.1. also extend to the acquisition of any rights to acquire the stock, subscription bonds, stock options and debentures convertible into stock.

6.1.3.
The communication to the CVM and, as the case may be, to the BOVESPA, SEC, NYSE or any other stock exchange market or over-the-counter market where the Company’s securities are traded will be performed immediately after reaching the interest level set forth in section 6.1.

	6.1.3.1.	The disclosure to the market will be made through a publication in a newspaper usually used by the Company and in the State Official Gazette.

6.1.4.	The persons mentioned in section 6.1. shall also provide information when the sale or liquidation of their securities positions reaches below the percentage set forth in section 6.1.

6.1.5.
The direct and indirect controlling shareholders, and the shareholders who elect the members of the Board of Directors or Audit Committee will effect their communication by using the department in charge of corporate matters.

7. Compliance with the Policy

Form of compliance and designated compliance department

7.1.
The persons restricted from trading in section 2.1 may comply with the POLICY though the signature of a declaration, as set forth in annex D, at the time of their engagement in their jobs, election, promotion, transfer, where they will acknowledge the terms of the POLICY and that they have a duty to observe such terms.

	7.1.1.	The Disclosure and Insider Trading Committee will indicate to each Company’s department, which positions will have to comply with the POLICY.

7.1.2.
The department responsible for an operation or transaction that may become material information will indicate any further employees and third parties who shall also be required to comply with the POLICY.

	7.1.3.	The compliances should take place after internal disclosure of the POLICY.

	7.1.4.	The department in charge of corporate matters will provide for the compliances by members who are elected or members by law and controlling shareholders.

7.1.4.1.
The compliance by any other person should be proposed by the Compliance Officer and the respective department where the employees are located or the department responsible for the engagement of third parties.

7.1.5.
The compliances provided for in section 7.1.4.1. will be immediately communicated the department in charge of corporate matters, which will maintain a central database of all the persons who are required to comply with this POLICY, and will be responsible to disseminate this database in case any authorities so request.

8. Violation of the Policy

Sanctions

8.1.
Non-compliance with the POLICY will result in disciplinary penalties, in accordance with internal Company’s rules and rules set forth in this section, notwithstanding administrative, civil and criminal penalties.

	8.1.1.	The Disclosure and Insider Trading Committee shall, with the assistance of the Itaú Holding Audit Management, ascertain any violations of the POLICY, it being provided that:

a)
the persons restricted from trading in section 2.1. “a” will receive penalties in accordance with the deliberations of the Company’s Board of Directors, after examination by the Disclosure and Insider Trading Committee;

b)
the persons restricted from trading in the later part of section 2.1. “a”, there is “or any person that because of the job, function or position occupied knows the material information” will receive sanctions of warning, suspension or dismissal for just cause in accordance with the gravity of the infraction;

c)
any breach of the POLICY by any of the persons restricted from trading in section 2.1 “c” will be a default under their agreement, and the Company may terminate the agreement without charge, and demand payment of any fines set forth under such agreement, notwithstanding damages.

	8.1.2.	The Disclosure and Insider Trading Committee shall inform the Board of Directors of all breaches of the POLICY.

	8.1.3.	When a serious breach occurs, the Disclosure and Insider Trading Committee, notwithstanding its own examination, will forward the case to the Company’s Ethics Committee.

Reporting the violation

8.2.	Any person who complies with the POLICY and has knowledge of its violation should immediately communicate the violation to the Disclosure and Insider Trading Committee.

CORPORATE POLICY AND PROCEDURE ON INSIDER	ANNEX A
TRADING – BANCO ITAÚ HOLDING FINANCEIRA S.A.

2006 CALENDAR

THE SCHEDULE BELOW SETS FORTH THE BLACKOUT PERIODS FOR TRADING THE COMPANY’S SECURITIES OR ANY OTHER FINANCIAL INSTRUMENT LINKED TO THE COMPANY’S SECURITIES OR THE SECURITIES OR INSTRUMENTS LINKED TO THE SECURITIES OF ITS CONTROLLING COMPANY, ITAÚSA – INVESTIMENTOS ITAÚ S.A. OR ITS DIRECT OR INDIRECT CONTROLLED PUBLIC COMPANIES, AS A RESULT OF PERIODIC EVENTS (DFP, IAN, ITR)

COMPANIES	PERIODIC EVENTS	BLACKOUT TRADING PERIODS (Day.Month.Year)
ITAÚSA	Financial Statements/DFP 31.12.05	20.02.2006 to 07.03.2006
	ITR – 1º Q/06	24.04.2006 to 09.05.2006
	IAN 2005	24.04.2006 to 09.05.2006
	ITR – 2º Q/06	24.07.2006 to 08.08.2006
	ITR – 3º Q/06	23.10.2006 to 07.11.2006
BANCO ITAÚ HOLDING FINANCEIRA INVESTIMENTOS BEMGE ITAULEASING BFB LEASING and ITAUSEG PARTICIPAÇÕES	Financial Statements/DFP 31.12.05	06.02.2006 to 21.02.2006
	ITR – 1º Q/06	24.04.2006 to 09.05.2006
	IAN 2005	24.04.2006 to 09.05.2006
	ITR – 2º Q/06	17.07.2006 to 01.08.2006
	ITR – 3º Q/06	16.10.2006 to 31.10.2006

CORPORATE POLICY AND PROCEDURE ON INSIDER	ANNEX B
TRADING – BANCO ITAÚ HOLDING FINANCEIRA S.A.

INDIVIDUAL FORM

        Trading by Mangement and Related Parties – Art. 11 – CVM Instruction nº 358/2002
In .....(month/year)

( ) the following trading with securities and derivatives took place in accordance with article 11 from the CVM Instruction nº 358/2002.(1)

( ) no trading with securities or derivatives took place in accordance with article 11 from the CVM Instruction nº 358/2002, and I hold the following securities and derivatives positions.

Name of the Company:
Name:					CPF/CNPJ:
Identification:
Initial Balance
Securities/ Derivatives	Securities’ Features (2)				Amount	% of interest
						Same Kind/Class	Total

Monthly Transactions
Securities/ Derivatives	Securities’ Features (2)	Intermediary	Transaction	Day	Amount	Price	Volume (R$) (3)
Purchase
Total Purchase
Sale
Total Sale
Final Balance
Securities/ Derivatives	Securities’ Features (2)				Amount	% of interest
						Same Kind/Class	Total

Name of the Company:
Name:					CPF/CNPJ:
Identification:
Initial Balance
Securities/ Derivatives	Securities’ Features (2)				Amount	% of interest
						Same Kind/Class	Total

Monthly Transactions
Securities/ Derivatives	Securities’ Features (2)	Intermediary	Transaction	Day	Amount	Price	Volume (R$) (3)
Purchase
Total Purchase
Sale
Total Sale
Final Balance
Securities/ Derivatives	Securities’ Features (2)				Amount	% of interest
						Same Kind/Class	Total

Name of the Controlled Company:
Name:					CPF/CNPJ:
dentification:
Initial Balance
Securities/ Derivatives	Securities’ Features (2)				Amount	% of interest
						Same Kind/Class	Total

Monthly Transactions
Securities/ Derivatives	Securities’ Features (2)	Intermediary	Transaction	Day	Amount	Price	Volume (R$) (3)
Purchase
Total Purchase
Sale
Total Sale
Final Balance
Securities/ Derivatives	Securities’ Features (2)				Amount	% of interest
						Same Kind/ Class	Total

(1)	When filling out the form, please exclude the lines that do not contain information.

(2)	Issue/series, convertible, simple, terms, guarantees, kind/class, etc.

(3)	Amount versus price.

CORPORATE POLICY AND PROCEDURE ON INSIDER	ANNEX C
TRADING – BANCO ITAÚ HOLDING FINANCEIRA S.A.

D E C L A R A T I O N

     I,   .....................(name, identification )..................... being (position) of BANCO ITAÚ HOLDING FINANCEIRA S.A., hereby DECLARE, in compliance with Instruction nº 358/02 of Comissão de Valores Mobiliários, that I ..................... (purchased/sold stocks/other securities or rights over the stocks/other securities – specify kind or class as the case may be) issued by Banco Itaú Holding Financeira S.A., and ..................... (acquired/increased or decreased/liquidated) ..................... (5 or +) % of my ..................... (direct or indirect) interest in ..................... (stocks/other securities or any rights over the stocks/other securities) ..................... part of the share capital of Banco Itaú Holding Financeira S.A., as described below:

I – Purpose of my interest and required amount:

II – Number of shares, subscription bonds, as well as rights to subscribe to stock and stock options, specified by kind and class, already directly or indirectly owned by me or by a related person:

III – Number of debentures convertible into shares, already directly or indirectly owned by me or by a related person (explain the amount of shares which is subject of a possible conversion, by kind and class):

IV – Indicate any agreement which relates to the exercise of a voting right or the purchase and sale of the Company’s securities:

I hereby agree to immediately communicate the department in charge of corporate matters any changes in my positions which represent an increase or a decrease of 5% the total interest of the class.

São Paulo-SP [date]

...............................................................
[signature]

CORPORATE POLICY AND PROCEDURE ON INSIDER	ANNEX D
TRADING – BANCO ITAÚ HOLDING FINANCEIRA S.A.

COMPLIANCE DECLARATION FOR

CONTROLLING SHAREHOLDERS AND MANAGEMENT

...................... [name,identification]..................... , ,[position]..................... of Banco Itaú Holding Financeira S.A. complies with the Corporate Policy and Procedure on Insider Trading of Banco Itaú Holding Financeira S.A. (the “Policy”), and hereby receives a copy of such Policy; and acknowledges all its terms and is under a duty to observe such Policy thoroughly. [name] acknowledges that all the dates set forth in Annex A will be annually scheduled and that any penalties applied as a result of the breach of the Policy will be examined by the Company’s Board of Directors.

São Paulo-SP [date]

...............................................................
[signature]

CORPORATE POLICY AND PROCEDURE ON INSIDER	ANNEX D
TRADING – BANCO ITAÚ HOLDING FINANCEIRA S.A.

COMPLIANCE DECLARATION FOR

EMPLOYEES

..................... [name, identification].................... , [position].................... of Banco Itaú Holding Financeira S.A., complies with the Corporate Policy and Procedure on Insider Trading of Banco Itaú Holding Financeira S.A. (the “Policy”), and hereby receives a copy of such Policy; and acknowledges all its terms and is under a duty to observe such Policy thoroughly. [name] also acknowledges that all the dates set forth in Annex A will be annually scheduled.

São Paulo-SP [date]

...............................................................
[signature]

CORPORATE POLICY AND PROCEDURE ON INSIDER	ANNEX D
TRADING – BANCO ITAÚ HOLDING FINANCEIRA S.A.

COMPLIANCE DECLARATION FOR

THIRD PARTIES

..................... [name,identification].................... ,[position].................... of Banco Itaú Holding Financeira S.A., complies with the Corporate Policy and Procedure on Insider Trading of Banco Itaú Holding Financeira S.A. (the “Policy”), and hereby receives a copy of such Policy; and acknowledges all its terms and is under a duty to observe such Policy thoroughly. [name] acknowledges that all the dates set forth in Annex A will be annually scheduled and that any breach of the Policy will be considered a default under the agreement, and the Company may, without any charge, terminate the agreement and demand for payment of any fines under the agreement, notwithstanding any damages.

São Paulo-SP [date]

...............................................................
[signature]

ANNEX III

AUDIT COMMITTEE CHARTER OF
BANCO ITAÚ HOLDING FINANCEIRA S.A.

AUDIT COMMITTEE CHARTER
OF BANCO ITAÚ HOLDING FINANCEIRA S.A.

This Charter ("Charter"), which was prepared in accordance with international best practices, sets forth the operational rules of the Audit Committee ("Committee"), created by the Itaú Holding Extraordinary General Meeting held on April 28, 2004, for the Itaú Financial Conglomerate, which is comprised of Banco Itaú Holding Financeira S.A. ("Itaú Holding") and all its direct and indirect controlled and affiliated companies ("Itaú Financial Conglomerate").

I – Purposes and Composition

1.
The Committee shall be the same for all institutions that are authorized to operate by the Central Bank of Brazil (“BACEN”), and for companies supervised by the Superintendency of Private Insurance (“SUSEP”), which are part of the Itaú Financial Conglomerate.

2.
The Committee is responsible for the oversight of (i) the internal controls and risk management systems of the Itaú Financial Conglomerate; (ii) the Itaú Financial Conglomerate’s internal auditors activities; and (iii) the Itaú Financial Conglomerate’s independent auditors’ activities.

3.
The Committee, as a committee of Itaú Holding Board of Directors (“Board of Directors”), shall have a minimum of three and a maximum of five members, appointed annually by the Board of Directors among its peers. One of the Committee members shall be designated as Chairman and another shall be designated as Financial Expert.

	3.1.	The Committee members may not delegate their duties to third parties.

	3.2.	In case of vacancy in the Committee, including the vacancy caused by the removal established in item 4.1 below, the Board of Directors shall appoint a new member within thirty days.

4.
Committee members may be appointed for four consecutive terms during a five year period, after which they may only be appointed to the Committee after a minimum waiting period of three years from the last permitted appointment.

AUDIT COMMITTEE CHARTER OF MAY 8, 2006 - BANCO ITAÚ HOLDING FINANCEIRA S.A.	Page 3

	4.1.	The Board of Directors shall remove any Committee member whose independence is affected by any actual or potential conflict of interests.

5.	The Board of Directors shall appoint the members of the Committee on the same meeting of the Board of Directors which appoints the Itaú Holding Management.

	5.1.	Only members of the Board of Directors are eligible to the Committee.

5.2.
A member of the Committee may not be or have been, over the past twelve months, (i) an officer of Itaú Holding or its affiliates[1] ; (ii) an employee of Itaú Holding or its affiliates[1] ; (iii) the responsible member of the audit team, officer, manager, supervisor or any other person with a management position in the team engaged on the audits of Itaú Holding or its affiliates[1] ; (iv) a member of the fiscal council of Itaú Holding or its affiliates[1] ; (v) the controlling shareholder of Itaú Holding or its affiliates[1] ; or (vi) any individual who holds direct or indirect participation of more than ten percent of Itaú Holding’s or its affiliate’s1 voting capital.

		5.2.1.	Spouses, ancestors, descendants, brothers and sisters and brothers and sisters spouses of the persons referred to in sub-items (i) to (vi) above are not eligible for the Committee.

		5.2.2.	Members of the Board of Directors with actual or potential conflicts of interest that may affect his or her independence are not eligible for the Committee.

6.	The Committee members may not receive, directly or indirectly, any compensation from Itaú Holding or from any of its affiliates[1] , other than in his or her capacity as a Committee member.

7.
Any member of the Board of Directors to be appointed as Financial Expert shall have the following qualifications: (i) an understanding of generally accepted accounting principles and financial statements; (ii) the ability to assess the general application of such principles in connection with the accounting of provisions and reserves; (iii) experience

________________________________________
1 For purposes of Sections 5.2 and 6 of this Charter, the term affiliate is used as a translation for “ligadas”, which is a definition provided in Resolution No. 3198/04. of the Conselho Monetário Nacional (Brazilian National Monetary Council). Such resolution establishes that “ligadas” are entities which are directly or indirectly related by equity interest or by effective operational control, characterized by common management or by operation under the same trademark or commercial name.

AUDIT COMMITTEE CHARTER OF MAY 8, 2006 - BANCO ITAÚ HOLDING FINANCEIRA S.A.	Page 4

in preparing, auditing, analyzing or evaluating financial statements that present a level of complexity similar to that of Itaú Holding’s financial statements, or experience in actively supervising such activities; and (iv) an understanding of internal controls and procedures related to the preparation of financial statements.

7.1.
A person shall have acquired the qualifications referred to in item 7 above through formal education and proven professional experience in the areas of: (i) accounting; (ii) auditing; or (iii) financial management.

8.
The Board of Directors shall determine the compensation of the Committee members, as well as the budget for covering the Committee’s internal governance expenses, which shall include provisions for the hiring of external advisers or counselors to assist the Committee on carrying out its duties.

II – Internal Rules

9.	The Chairman shall call the Committee for periodical meetings, at least four times a year, informing the agenda of each meeting.

	9.1.	The resolutions of the Committee shall be decided by vote of the majority of the Committee members.

9.2.
In addition to its ordinary meetings, the Committee shall schedule quarterly meetings with management of the Itaú Financial Conglomerate, with the internal auditors and with the independent auditors to verify the compliance to the Committee’s recommendations or the clarifications of the issues that have been raised by the Committee, including those issues relating to the planning of the audits and the adequate resources to perform such audits, as well as to discuss any other relevant issues.

		9.2.1.	The meetings referred to in item 9.2 shall precede the meetings with the Board of Directors provided for in item 12 "u" hereof.

	9.3.	The Committee may, whenever it deems necessary, meet with any officer of Itaú Financial Conglomerate.

10.	For the purpose of providing clarifications, the Committee, by vote of the majority of its members, may call any employee or officer of any of Itaú Financial Conglomerate’s

AUDIT COMMITTEE CHARTER OF MAY 8, 2006 - BANCO ITAÚ HOLDING FINANCEIRA S.A.	Page 5

companies, by giving a minimum ten day prior notice to the Chief Executive Officer of any such company.

11.	The Committee shall prepare minutes of its meetings.

11.1.
Copies of the minutes shall be delivered to the participants of the Committee’s meetings and to the Committee members, and shall be forwarded to the Chairman of the Board, to Itaú Holding’s Chief Executive Officer and to the Chief Executive Officers of the companies directly controlled by Itaú Holding, as the case may be. The minutes shall be filed at Itaú Holding´s head offices.

III – Duties

12.
The Committee shall be responsible for the oversight of (i) the quality and integrity of the financial statements of Itaú Financial Conglomerate; (ii) the compliance with legal and regulatory requirements; (iii) the performance, independence and quality of the services rendered by the independent auditors of Itaú Financial Conglomerate; (iv) the performance, independence and quality of the work of the internal audits of Itaú Financial Conglomerate; and (v) the quality and the effectiveness of the internal controls and risk management systems of Itaú Financial Conglomerate, as well as to:

	a.	establish the necessary procedures to achieve its purposes;

b.
recommend to the board of directors of each company within the Itaú Financial Conglomerate, or in the event there is no board of directors, to management, the independent auditors to be hired , in Brazil and abroad, as well as their respective fees and replacements;

c.
revise, prior to their publication, the semi-annual and annual financial statements of Itaú Financial Conglomerate, as well as the notes to the financial statements, the management reports, the independent auditors’ reports, and the management discussion and analysis report;

d.
supervise the work of the internal audits, as well as the work of the independent auditors of Itaú Financial Conglomerate, in order to assess the effectiveness of their activities and the compliance with legal, regulatory and internal rules;

e.
approve the hiring, as employees or service providers, of any member of the independent auditors’ team which renders or has rendered any auditing services to the Itaú Financial Conglomerate in the preceding twelve months;

	f.	establish , on an annual basis, the policies regarding non-audit services that can be provided by the independent auditors hired to audit the Itaú Financial Conglomerate

AUDIT COMMITTEE CHARTER OF MAY 8, 2006 - BANCO ITAÚ HOLDING FINANCEIRA S.A.	Page 6

financial statements, as well as the list of these services, the contracting of which shall not require prior approval by the Committee;

g.
establish and communicate within the Itaú Financial Conglomerate the procedures for the receipt, retention, and treatment of information concerning material errors or fraud related to accounting, internal controls, or auditing matters, as well as any failure to comply with legal or regulatory requirements or internal rules, setting forth procedures to protect the person submitting the information, such as the confidential and anonymous submission of such information;

h.	recommend to the officers of the Itaú Financial Conglomerate the correction or improvement of policies, practices and procedures that were identified by the Committee while performing its duties;

i.	examine the implementation, by Itaú Financial Conglomerate, of the recommendations made by the independent auditors, by the internal audits and by the Committee;

j.
examine, on an annual basis, with the independent auditors of Itaú Financial Conglomerate, the report about: (i) the independent auditors’ quality-control procedures; (ii) their independence; (iii) any inquiry or investigation by governmental or professional authorities; (iv) all relationships between the independent auditors and the Itaú Financial Conglomerate; and (v) the most recent company quality control review (peer review);

l.
examine jointly with the independent auditors, the main policies, practices and accounting principles used by Itaú Financial Conglomerate on the preparation of its financial statements, as well as any material modification in the way such policies, practices and principles are chosen or applied;

m.
examine jointly with the independent auditors, all alternative accounting treatment within generally accepted accounting principles related to financial information, including off-balance sheet structures, pro-forma or adjusted financial information, their effect on the financial statements, the criteria used for their disclosure and any accounting treatment advised by the independent auditors of Itaú´s Financial Conglomerate;

n.	settle any disagreement between management of the Itaú Financial Conglomerate and the independent auditors, with respect to the accounting statements and financial reports;

o.
review, jointly with management of the Itaú Financial Conglomerate, with their internal auditors and with the independent auditors, the scope and planning of the audit works and the human resources to be allocated to such works;

p.	oversee the performance, organization, duties, planning, results, budgets and employee qualifications of the internal audits of Itaú Financial Conglomerate;

AUDIT COMMITTEE CHARTER OF MAY 8, 2006 - BANCO ITAÚ HOLDING FINANCEIRA S.A.	Page 7

	q.	recommend the appointment, and approve the hiring, replacement or dismissal of those responsible for the internal audits of Itaú Financial Conglomerate;

r.
discuss with management of the Itaú Financial Conglomerate any material pending issues or inspections by government authorities or regulators, including those relating to audit issues and the necessary arrangements to solve them;

	s.	analyze the Itaú Financial Conglomerate risk assessment and risk management policies;

t.
meet with the board of directors, fiscal councils and management of Itaú Financial Conglomerate, at their request or at its own initiative, to discuss policies, practices and procedures relating to the duties of the Committee;

	u.	report its works and communicate any relevant issues, through the Chairman, to the Board of Directors, at the meetings held to approve the quarterly financial statements;

	v.	follow up on the work of government banking supervision and inspection authorities; and

	x.	perform any other tasks and any other actions that may be necessary to comply with its duties.

13.	The Committee may hire the services of external advisers, ensuring the integrity and confidentiality of the services.

	13.1.	The hiring of external advisers does not exonerate the Committee from its duties.

14.
The Committee shall, by its own or jointly with Itaú Financial Conglomerate's independent auditors, communicate BACEN or SUSEP in writing, within three business days of the identification, the existence or the evidence of: (i) any failure to comply with legal or regulatory requirements that could affect the continuity of the business of any of the companies of Itaú Financial Conglomerate; (ii) fraud in any amount perpetrated by the members of the boards of directors or management of any of the companies of Itaú Financial Conglomerate; (iii) any material fraud perpetrated by employees of any of the companies of Itaú Financial Conglomerate or by any third party; and (iv) errors that may result in a material inaccuracy in the financial statements of any of the companies of Itaú Financial Conglomerate.

15.
Management of the Itaú Financial Conglomerate shall communicate to the Committee and to the respective independent auditors, within twenty-four hours, the identification of any of the events referred to in item 14, according to the procedures established by the Committee.

AUDIT COMMITTEE CHARTER OF MAY 8, 2006 - BANCO ITAÚ HOLDING FINANCEIRA S.A.	Page 8

16.	The independent auditors and the internal audits shall report regularly to Committee concerning the adequacy of their procedures to the laws and regulations.

17.
The Committee, on the oversight of the internal controls and risk management systems of the Itaú Financial Conglomerate, shall assess: (i) the efficiency in the use of resources and in the implementation of controls to protect Itaú Financial Conglomerate from eventual losses caused by the risks arising from its activities; (ii) the reports on the adequacy of information flows and decision making processes; and (iii) the conformity of its operations to the laws, regulations and internal policies.

18.
At the end of each six-month period, as of June 30 and December 31, the Committee shall issue an Audit Committee report with the following information: (i) the activities performed during the period, including the analysis of the effectiveness of such activities; (ii) an assessment of the effectiveness of Itaú Financial Conglomerate's internal control and risk management systems, identifying any eventual deficiencies; (iii) a description of the recommendations made to management of the Itaú Financial Conglomerate, identifying which were not implemented and the reason presented by management for not implementing them; (iv) an assessment of the effectiveness of the activities of Itaú Financial Conglomerate's independent auditors and internal audits, including the analysis of compliance with legal and regulatory requirements, as well as Itaú Financial Conglomerate's internal policies, identifying any eventual deficiencies; and (v) an assessment of Itaú Financial Conglomerate's financial statements, with emphasis on the compliance with Brazilian accounting practices and the regulations issued by the National Monetary Council, by the Central Bank of Brazil, by the National Council of Private Insurance (Conselho Nacional de Seguros Privados) and by the Superintendency of Private Insurance, identifying any eventual deficiencies ("Audit Committee Report").

19.	A summary of the Audit Committee Report, containing its relevant information, shall be published together with Itaú Financial Conglomerate’s semi-annual and annual financial statements.

20.	The Audit Committee Reports will be available to BACEN, to SUSEP and to the Board of Directors for at least five years after its conclusion.

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